Exhibit 99.1

Thomson Reuters Mails Shareholder Meeting Documents

for Proposed Return of Capital Transaction

TORONTO, October 23, 2018 – Thomson Reuters (TSX/NYSE: TRI) today announced that it has commenced the mailing of a management proxy circular and related documents to its shareholders in connection with an upcoming special meeting at which shareholders will be asked to approve a proposed return of capital transaction. Thomson Reuters is aware of rotating strikes by Canada Post workers, which may result in delays for shareholders with Canadian addresses. The management proxy circular and related documents are available online and for pick-up, as set out below.

The return of capital transaction consists of a cash distribution of US$4.45 in cash per common share, or approximately US$2.5 billion in the aggregate, to holders of common shares and a consolidation of outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution. The share consolidation ratio will be based on the volume weighed average trading price of the common shares on the New York Stock Exchange for the five trading days immediately prior to the return of capital becoming effective.

The proposed return of capital transaction is intended to distribute cash on a basis that is generally expected to be tax-free for Canadian tax purposes. Certain shareholders who are taxable in a jurisdiction outside of Canada (including taxable U.S. resident shareholders and others) (“Eligible Opt-Out Shareholders”) will be able to opt out of the transaction. This right to opt out is being provided to those shareholders because in jurisdictions other than Canada the tax consequences of not participating in the transaction may be preferable to those associated with participating in the transaction. If an Eligible Opt-Out Shareholder chooses to opt out, it will not receive the cash distribution and will continue to hold the same number of shares that it currently holds.

Details of the transaction (including information regarding the opt-out right) are described in the management proxy circular and related materials, which are available on www.thomsonreuters.com in the “Investor relations” section. The documents were filed with the Canadian securities regulatory authorities on SEDAR and are available at www.sedar.com. The documents were also furnished to the U.S. Securities and Exchange Commission through EDGAR and are available at www.sec.gov. The documents are also available for pick-up, free of charge, at Computershare Trust Company of Canada’s offices in Toronto, Montreal, Vancouver and Calgary. Please contact Computershare Trust Company of Canada using the phone numbers or e-mail address set out below for the addresses of those offices.

The special meeting of shareholders will be held in Toronto on November 19, 2018 at 2:00 p.m. (Toronto time). The meeting will be webcast at www.thomsonreuters.com. Holders of Thomson Reuters common shares as of 5:00 p.m. (Toronto time) on October 18, 2018 are entitled to vote at the meeting.

Registered shareholders who have questions or need assistance voting their shares may contact Computershare Trust Company of Canada, at 1.800.564.6253 (toll-free in Canada and the U.S.) or at 1.514.982.7888 (outside Canada and the U.S.) or at the following e-mail address: corporateactions@computershare.com. Non-registered shareholders who hold their shares indirectly through an intermediary (such as an investment dealer, stock broker, bank, trust company or other nominee) should contact their intermediary if they have questions or need assistance. Shareholders who have questions or need assistance may also contact D.F. King & Co., Inc., who is acting as Information Agent for the transaction, at 1.800.330.5897 (toll-free in Canada and the U.S.) or at 1.212.269.5550 (outside Canada and the U.S., banks, brokers and collect calls) or at the following email address: tri@dfking.com.

Thomson Reuters (TSX/NYSE: TRI) is the world’s leading provider of news and information-based tools to professionals. Our worldwide network of journalists and specialist editors keep customers up to speed on global developments, with a particular focus on legal, regulatory and tax changes. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

Thomson Reuters Mails Shareholder Meeting Documents for Proposed Return of Capital Transaction

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including statements relating to the return of capital transaction and the anticipated tax treatment for shareholders participating in the transaction and those opting out. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the return of capital transaction will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com